SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: November 12, 2014

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
GK Investor & Public Relations
ezchip@gkir.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES THIRD QUARTER 2014 RESULTS

Yokneam, Israel, November 12, 2014 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced its results for the third quarter ended September30, 2014.

Third Quarter 2014 Highlights:

•	Third quarter revenues of $19.2 million

•	Gross margin reached 82.5% on a GAAP basis and 82.9% on a non-GAAP basis

•	Net income, on a GAAP basis, was $4.2 million (22% of revenues)

•	Net income, on a non-GAAP basis, was $8.5 million (44% of revenues)

•	Operating cash flow of $14.1 million

•	Net cash at end of quarter was $223.4 million

Third Quarter 2014 Results:

Total revenues in the third quarter of 2014 were $19.2 million, an increase of 2% compared to $18.8 million in the third quarter of 2013, and a decrease of 13% compared to $22.1 million in the second quarter of 2014.

Net income, on a GAAP basis, for the third quarter of 2014 was $4.2 million, or $0.14 per share (diluted), compared to net income of $6.5 million, or $0.22 per share (diluted), in the third quarter of 2013, and net income of $6.2 million, or $0.21 per share (diluted), in the second quarter of 2014.

Net income, on a non-GAAP basis, for the third quarter of 2014 was $8.5 million, or $0.28 per share (diluted), compared to non-GAAP net income of $10.1 million, or $0.33 per share (diluted), in the third quarter of 2013, and non-GAAP net income of $11.0 million, or $0.36 per share (diluted), in the second quarter of 2014.

Cash, cash equivalents, marketable securities and deposits as of September 30, 2014, totaled $223.4 million, compared to $219.2 million as of June 30, 2014. Cash generated from operations was $14.1 million, cash used in investing activities was $10.3 million (including a $10 million advance loan to Tilera, as part of the $50 million closing purchase price), cash provided by financing activities (resulting from the exercise of options) was $0.5 million and a decrease of $0.1 million resulted from cash adjustment of marketable securities, net.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Nine Months 2014 Results

Total revenues for the nine months ended September 30, 2014 were $61.6 million, a year-over-year increase of 21% compared to $50.8 million for the nine months ended September 30, 2013. Net income on a GAAP basis for the nine months ended September 30, 2014 was $16.5 million, or $0.56 per share (diluted), compared to net income of $15.2 million, or $0.52 per share (diluted), for the nine months ended September 30, 2013. Net income on a non-GAAP basis for the nine months ended September 30, 2014 was $29.6 million or $0.96 per share (diluted), compared with non-GAAP net income of $25.5 million, or $0.85 per share (diluted), for the nine months ended September 30, 2013.

Eli Fruchter, CEO of EZchip, commented, “2014 started off with two record quarters but is currently being impacted by a slowdown in carrier spending. We believe this is temporary and looking further out, carrier spending is forecasted to resume growth and with it, our corresponding sales into this market. It is also important to highlight that revenues for the first nine months of 2014 were up 21% from the first nine months of 2013. On November 5th, we closed the acquisition of Tilera Corporation. Our strategic goal with this acquisition is to leverage technology and expertise from EZchip and Tilera, to build new powerful processors and deliver some of the highest throughput and lowest power processing solutions to large growth markets represented by data center and cloud networks. Overall, the upcoming NPS and Tilera chips, intelligent network adaptors and appliances are expected to grow our total available market to over two billion dollars by 2017, and significantly diversify our served markets and customers."

Conference Call

The Company will be hosting a conference call later today, November 12, 2014, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial-in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718 and acquisition related costs. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the consummation of the Tilera acquisition and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2014	2014	2013	2014	2013

Revenues	$19,241	$22,102	$18,804	$61,631	$50,753
Cost of revenues	3,367	4,300	2,926	11,455	8,342
Gross profit	15,874	17,802	15,878	50,176	42,411

Operating expenses:
Research and development, net	7,953	7,394	6,527	22,449	18,892
Selling, general and administrative	4,060	4,478	3,310	12,310	9,836
Total operating expenses	12,013	11,872	9,837	34,759	28,728

Operating income	3,861	5,930	6,041	15,417	13,683

Financial income, net	338	284	487	1,082	1,502
Net income	$4,199	$6,214	$6,528	$16,499	$15,185

Net income per share:
Basic	$0.14	$0.21	$0.23	$0.57	$0.53
Diluted	$0.14	$0.21	$0.22	$0.56	$0.52
Weighted average shares used in per share calculation:
Basic	29,297,876	29,157,533	28,717,575	29,145,777	28,562,581
Diluted	29,657,471	29,473,870	29,151,003	29,620,204	29,092,293

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2014	2014	2013	2014	2013

GAAP gross profit	$15,874	$17,802	$15,878	$50,176	$42,411
Stock-based compensation	75	76	73	225	219
Non-GAAP gross profit	$15,949	$17,878	$15,951	$50,401	$42,630

GAAP gross profit as percentage of revenues	82.5%	80.5%	84.4%	81.4%	83.6%
Non-GAAP gross profit as percentage of revenues	82.9%	80.9%	84.8%	81.8%	84.0%

GAAP operating expenses	$12,013	$11,872	$9,837	$34,759	$28,728
Stock-based compensation:
Research and development	(2,360)	(2,421)	(2,044)	(7,048)	(5,918)
Selling, general and administrative	(1,590)	(1,652)	(1,425)	(4,826)	(4,150)
Acquisition related costs
Selling, general and administrative	(320)	(660)	--	(980)	--

Non-GAAP operating expenses	$7,743	$7,139	$6,368	$21,905	$18,660

GAAP operating income	$3,861	$5,930	$6,041	$15,417	$13,683

Non-GAAP operating income	$8,206	$10,739	$9,583	$28,496	$23,970

GAAP net income	$4,199	$6,214	$6,528	$16,499	$15,185
Stock-based compensation	4,025	4,149	3,542	12,099	10,287
Acquisition related costs	320	660	--	980	--

Non-GAAP net income	$8,544	$11,023	$10,070	$29,578	$25,472

Non-GAAP net income per share - Diluted	$0.28	$0.36	$0.33	$0.96	$0.85
Non-GAAP weighted average shares - Diluted*	30,784,673	30,774,136	30,164,874	30,678,851	30,032,150

*
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludesthe effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$223,440	$202,865
Trade receivables, net	6,093	7,416
Other receivables	706	3,153
Inventories	4,329	5,969
Total current assets	234,568	219,403

NON CURRENT ASSETS:
Severance pay fund	7,257	7,416
Long term investment and others	10,302	364
Total non current assets	17,559	7,780

PROPERTY AND EQUIPMENT, NET	2,106	2,114

INTANGIBLE ASSETS, NET	5,242	4,127

GOODWILL	96,276	96,276

TOTAL ASSETS	$355,751	$329,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$792	$3,951
Other payables and accrued expenses	7,708	7,309
Total current liabilities	8,500	11,260

ACCRUED SEVERANCE PAY	8,059	8,164

SHAREHOLDERS’ EQUITY:
Share capital	167	164
Additional paid-in capital	341,001	328,003
Accumulated other comprehensive income (loss)	(147)	437
Accumulated deficit	(1,829)	(18,328)
Total shareholders’ equity	339,192	310,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$355,751	$329,700

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2014	2014	2013	2014	2013
Cash flows from operating activities:
Net income	$4,199	$6,214	$6,528	$16,499	$15,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	175	166	158	509	442
Decrease (increase) in trade and other receivables, net	5,315	(97)	(2,083)	3,747	(2,224)
Decrease (increase) in inventory	1,645	97	584	1,640	(768)
Increase (decrease) in trade payables and other accrued liabilities, net	(1,233)	(266)	1,605	(1,663)	1,791
Stock-based compensation	4,025	4,149	3,542	12,099	10,287

Net cash provided by operating activities	14,126	10,263	10,334	32,831	24,713

Cash flows from investing activities:
Purchase of property and equipment	(318)	(24)	(846)	(538)	(1,446)
Purchase of technology	--	(1,067)	(1,163)	(2,415)	(1,294)
Long term Investment and others	(10,000)	--	--	(10,000)	--
Net cash used in investing activities	(10,318)	(1,091)	(2,009)	(12,953)	(2,740)

Cash flows from financing activities:
Proceeds from exercise of options	498	188	450	902	1,284

Net cash provided by financing activities	498	188	450	902	1,284

Cash adjustment of marketable securities, net*	(85)	(113)	(20)	(205)	(595)

Increase in cash, cash equivalents, marketable securities and deposits	4,221	9,247	8,755	20,575	22,662

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	219,219	209,972	181,875	202,865	167,968

Cash, cash equivalents, marketable securities and deposits at the end of the period	$223,440	$219,219	$190,630	$223,440	$190,630

* Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.